# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KURA SUSHI USA, INC., CIK 0001772177
CUSIP: 501270102
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 17461 Derian Avenue, Suite 200, Irvine, California (CA), 92614
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000757657

## Reporting persons
- Stephens Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- SI Holdings Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
  Comment: Reporting person is a parent holding company of Stephens Inc. in accordance with Rule 13d-1(b)(1)(ii)(G).
- STEPHENS FINANCIAL SERVICES LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
  Comment: Reporting person is a parent holding company of Stephens Inc. in accordance with Rule 13d-1(b)(1)(ii)(G).
- Warren A. Stephens: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
  Comment: Reporting person is a control person of Stephens Inc. in accordance with Rule 13d-1(b)(1)(ii)(G).
- Warren Miles Amerine Stephens 2012 Trust UID 12/27/2012: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- John Calhoun Stephens 2012 Trust UID 12/27/2012: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- Laura Whitaker Stephens 2012 Trust UID 12/27/2012: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- WMAS-2012 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- JCS-2012 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- LWS-2012 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- Warren Miles Amerine Stephens: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- John Calhoun Stephens: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)
- Laura Stephens Brookshire: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,102,847; sole dispositive power 0; shared dispositive power 1,102,847; aggregate amount beneficially owned 1,102,847 (9.9% of the class)

## Item 1. Issuer
Name of issuer: KURA SUSHI USA, INC.
Address of issuer's principal executive offices: 17461 Derian Avenue, Suite 200, Irvine, California 92614

## Item 2. Person Filing
Name of person filing: See responses in row 1 on the cover pages of this schedule.
Address of principal business office or, if none, residence: 111 Center Street, Little Rock, Arkansas 72201
Citizenship: See responses in row 4 on the cover pages of this schedule.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses in row 9 on the cover pages of this schedule.
Percent of class: See responses in row 11 on the cover pages of this schedule.
Sole power to vote or to direct the vote: See responses in row 5 on the cover pages of this schedule.
Shared power to vote or to direct the vote: See responses in row 6 on the cover pages of this schedule.
Sole power to dispose or to direct the disposition: See responses in row 7 on the cover pages of this schedule.
Shared power to dispose or to direct the disposition: See responses in row 8 on the cover pages of this schedule.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this schedule. Such persons include Jerry N. Carr and Rebecca C. Carr whose joint interests relate to more than five percent of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Stephens Inc.: /s/ Todd Ferguson, Todd Ferguson / Associate General Counsel (08/13/2026)
- SI Holdings Inc.: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- STEPHENS FINANCIAL SERVICES LLC: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- Warren A. Stephens: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- Warren Miles Amerine Stephens 2012 Trust UID 12/27/2012: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- John Calhoun Stephens 2012 Trust UID 12/27/2012: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- Laura Whitaker Stephens 2012 Trust UID 12/27/2012: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- WMAS-2012 LLC: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- JCS-2012 LLC: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- LWS-2012 LLC: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- Warren Miles Amerine Stephens: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- John Calhoun Stephens: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)
- Laura Stephens Brookshire: /s/ Todd Ferguson, Todd Ferguson / Attorney in fact for reporting person (08/13/2026)